Exhibit 99.8
May 20, 2009
Board of Directors of SumTotal Systems, Inc.
c/o SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043
Ladies and Gentlemen:
Vista Equity Partners Fund III, L.P. (“Vista”) remains firmly committed to an acquisition of SumTotal Systems, Inc., and we were deeply disappointed to learn that, in the midst of an active auction, you chose, contrary to the go-shop provision you had agreed to, and without giving us notice or any opportunity to raise our bid, to change the terms of the process under which we were bidding by increasing the breakup fee from $3,100,000 to $6,670,000, or more than $0.10 per share, to accept a proposal at $4.80 per share. In short, for a mere $0.05 increase over our existing bid of $4.75, which you had found to be superior and which was the second increase by us in 8 days, you traded away $0.10 of purchase price that we would have been willing to deliver to our fellow shareholders.
We believe that failing to contact us to provide us with the opportunity to increase our offer for a mere $0.05 increase, after we had indicated our strong interest in acquiring the Company by bidding three times, most recently with a price increase of $0.25 per share, was inconsistent with maximizing value for shareholders.
In light of the actions you have taken, we are now amending our proposal (the “Proposal”) as follows:
•
If the increase in the breakup fee to $6,670,000 is invalidated or otherwise reduced to the original $3,100,000, our Proposal is for a merger pursuant to which your shareholders would receive $4.95 per share in cash for each share of common stock. Any smaller reduction in the breakup fee would result in a pro rata increase from the $4.85 per share price referred to below.

•	If the increased breakup fee stands, our Proposal is for a merger pursuant to which your shareholders would receive $4.85 per share in cash for each share of common stock.
We are attaching to this letter a revised merger agreement, reflecting the changes identified above, as well as the associated ancillary documents including equity commitment and guarantee letters. These documents are in final form, and we are prepared to execute them immediately upon notification from you that you intend to terminate the existing merger agreement to which you are a party, as amended by the amendment that you reported on your Form 8-K filed on May 19, 2009 (as so amended, the “Amended Merger Agreement”). We trust that you agree that our Proposal constitutes a Superior Proposal, as defined in the Amended Merger Agreement, and that you will immediately notify the other party to the Amended Merger Agreement of this determination.

We wish to reiterate our resolve to complete this acquisition. We trust, and are sure that your shareholders expect, that you will focus on creating an open and unbiased process that ensures all interested parties have the opportunity to communicate with you. This type of process can only help to achieve your fundamental duty to shareholders: maximizing value. We look forward to a prompt response to our Proposal.

Sincerely,

VISTA EQUITY PARTNERS FUND III, L.P.

By:	VISTA EQUITY PARTNERS FUND III GP, LLC
Its:	General Partner

By:	VEFIIGP, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith

	Name:	Robert F. Smith
	Its:	Managing Member
Cc RBC Capital Markets, attention Devon Ritch, Dave Ramazetti, Peter Gant, Louis Draper; Wilson Sonsini Goodrich & Rosati, Professional Corporation, attention Jeffrey Cannon, Brad Finkelstein, Katharine Martin